

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 29, 2010

Jaclyn Cruz
President
Golden Spirit Enterprises Ltd.
1802 Goya Street, Jonquiere
Quebec, Canada, G7Z 1C3

   Re: Golden Spirit Enterprises Ltd.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed April 12, 2010
     File No. 000-26101

Dear Ms. Cruz:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief